[Cadwalader, Wickersham & Taft LLP Letterhead]

November 4, 2015

Via Edgar Correspondence
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Melissa Raminpour, Branch Chief

Re:	Safe Bulkers, Inc. Form 20-F for the Fiscal Year Ended December 31, 2014 Filed March 10, 2015 File No. 001-34077

Dear Ms. Raminpour:
On behalf of our client, Safe Bulkers, Inc. (the “Company”), we are writing to respond to the comments received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission by letter dated October 20, 2015 (the “Staff Comment Letter”) regarding the filing referenced above.
The Company is working expeditiously to respond to the Staff Comment Letter.  However, the Company has advised us that it will require additional time to consider and respond to the Staff’s comments.  Accordingly, on behalf of the Company, we respectfully request additional time to respond to the Staff Comment Letter.  The Company anticipates submitting a response as soon as possible, but no later than November 18, 2015.
We appreciate the Staff’s assistance in this matter.  Please do not hesitate to call me at (212) 504-5663 or Richard M. Brand at (212) 504-5757 with any questions.
Sincerely,

/s/ Daniel F. Zimmerman
Daniel F. Zimmerman

cc:	Konstantinos Adamopoulos Chief Financial Officer and Director (Safe Bulkers, Inc.)